SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





Exhibit Index

Exhibit No.             Description

1                       Acquisition of Coral Eurobet by Gala Group
2                       Interim Report 2005

Exhibit No. 1


                                     For immediate release 10 October 2005
                                     Acquisition of Coral Eurobet by Gala Group


Funds advised by Permira have backed the GBP2.2 billion acquisition of Coral Eurobet by one of their portfolio companies, Gala Group. The deal creates Europe's pre-eminent integrated betting and gaming company with strong market positions in licensed betting offices, bingo and casinos and a high quality multimedia offer.

The value of this new investment for SVG Capital will be approximately GBP35.2 million, bringing the total value of SVG Capital's interest in Gala Group to approximately GBP60 million.

Coral Eurobet is one of the leading betting and gaming operations in the world. The group operates two major trading divisions:

Coral - The UK Business: Coral operates 1,267 licensed betting shops throughout the United Kingdom, as well as a substantial telephone betting operation, two greyhound racing stadia and an online betting business. Coral also operates an online casino, an online gaming site and an online poker site.

Eurobet - The International Business: Eurobet operates one of the world's leading online betting and gaming businesses. Eurobet.com offers betting opportunities on a huge range of international sports events to customers across the globe. Eurobet also operates an international online casino, an international gaming website, and an international online poker site. Eurobet has customers in over 100 countries and offers betting services in 18 different languages.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                  020 7010 8925

Exhibit No. 2



                                                                10 October 2005

                2005 INTERIM REPORT AND ACCOUNTS

SVG Capital plc has today submitted its Interim Report for the period ended 30 June 2005 to the UK Listing Authority. The Report will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: 020 7676 1000



Enquiries:

John Spedding
Schroder Investment Management Limited                       Tel: 020 7658 3206





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 10 October 2005


                               By:/s/John Spedding
                                     John Spedding
                                     Company Secretary
                                     For and on behalf of Schroder Investment
                                     Management Limited, Secretaries